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September 22, 2011	Elizabeth Reza
617-951-7919
Elizabeth.Reza@ropesgray.com
BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GMO Trust (File Nos. 2-98772 and 811-04347)
Ladies and Gentlemen:
     Transmitted herewith for filing by means of electronic submission on behalf of the Trust pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a)(2) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A and (4) Regulation S-T, is Post-Effective Amendment No. 150 to the Trust’s Registration Statement under the Securities Act and Amendment No. 189 to the Trust’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 150/189”), including: (i) a Prospectus and Statement of Additional Information relating to GMO Resources Fund; and (iii) other information and the signature page.
     This Amendment No. 150/189 relates solely to GMO Resources Fund. No information contained herein is intended to amend or supersede any prior filing relating to any other series of the Trust. Pursuant to the provisions of Rule 485(a)(2) under the Securities Act, it is intended that this Amendment No. 150/189 become effective seventy-five days after filing.
     If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 951-7919.
Very truly yours,
/s/ Elizabeth Reza
Elizabeth Reza
Enclosures

Securities and Exchange Commission	- 2 -	September 22, 2011

cc:	J.B. Kittredge, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Thomas R. Hiller, Esq.